LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

April 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Christian Windsor, Special Counsel

Re:	WCF Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-210056)

Dear Mr. Windsor:

On behalf of WCF Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated April 5, 2016, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

How We Determined the Offering Range, The Exchange Ratio and the $8.oo Per Share Stock Price, page 6

1.	Noting the significant differences in size and balance sheet composition between WCF and the peer group established by RP Financial, please revise this section to discuss the key differences and the possible impact of those differences. For instance, we note that WCF has an asset size that is significantly smaller than the peer group. Also, WCF has a higher mix of investment securities on its balance sheet compared to the peer group. The investor should be able to understand, between this section and the discussion on page 106, how the appraiser determined that the peer group represented a good model of the market value as well as the key adjustments made in establishing the appraised value of WCF.

Response: The disclosure on page 8 has been revised in response to the comment.

LUSE GORMAN, PC

Mr. Christian Windsor

Securities and Exchange Commission

April 27, 2016

Risk Factors

Our return on equity will be low following the stock offering…, page 29

2.	Revise this risk factor to disclose your current return on equity and to clarify that your return on equity is already fairly low, and will be further depressed by the addition of the offering proceeds.

Response: The disclosure on page 31 has been revised in response to the comment.

Alternative Prospectus

Why will the shares that I receive…, page 3.

3.	Revise this portion of the proxy/prospectus to include the chart displayed on page 104 of the prospectus.

Response: The disclosure on pages 3-4 has been revised in response to the comment. The requested disclosure will also be provided in the summary section under the caption “The Exchange of Existing Shares of Webster City Federal Bancorp Common Stock” similar to the disclosure found in the primary prospectus.

Proposal I – Approval Of The Plan Of Conversion And Reorganization, page 15

4.	Revise your disclosure in this section to explain to the shareholders of Webster City why the board concluded to recommend that they vote “FOR” the proposal despite the fact that the value of the exchanged shares represents a discount to recent trading prices.

Response: The disclosure has been revised as requested on page 17.

LUSE GORMAN, PC

Mr. Christian Windsor

Securities and Exchange Commission

April 27, 2016

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Greg Sobczak of this office at (202) 274-2026 or at gsobczak@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

cc:	Stephen L. Mourlam, President and Chief Executive Officer
Eric Luse, Esq.
Greg Sobczak, Esq.